EXHIBIT 99.1

Q1 2022: ANOTHER STRONG START

•Total shipments of 3,251 units, up 17.3% versus Q1 2021
•Net revenues of Euro 1,186 million, up 17.3% versus prior year
•EBITDA(1) of Euro 423 million, up 12.5% versus prior year. EBITDA(1) margin of 35.6%.
•EBIT of Euro 307 million, up 15.4% versus prior year. EBIT margin of 25.9%.
•Net profit of Euro 239 million and diluted EPS(1) at Euro 1.29
•Exceptional industrial free cash flow(1) generation of Euro 299 million

“In the start of the year we recorded excellent results, with a double-digit growth on the main financial indicators. The first quarter was characterized by a record level of revenues, EBITDA and industrial free cash flow, which almost doubled to approximately Euro 300 million thanks in particular to the collection of advances on the Daytona SP3. Margins in the quarter were in line with our guidance”, stated the CEO of Ferrari, Benedetto Vigna. “These results were sustained by a strong net order intake, which continued firmly over the first three months of the year: today the order book already covers well into 2023 and most of our models are sold out. Despite 2022 has been marked by several uncertainties in the geopolitical scenario, I therefore remain optimistic about the future prospect of the Company that we will present soon at the Capital Markets Day”.

(In Euro million,	For the three months ended
unless otherwise stated)	March 31,
	2022	2021	Change
Shipments (in units)	3,251	2,771	480	17%
Net revenues	1,186	1,011	175	17%
EBITDA(1) / Adj. EBITDA(1)	423	376	47	12%
EBITDA(1) / Adj. EBITDA(1) margin	35.6%	37.2%	(160 bps)
EBIT / Adj. EBIT(1)	307	266	41	15%
EBIT / Adj. EBIT(1) margin	25.9%	26.3%	(40 bps)
Net profit / Adj. net profit(1)	239	206	33	16%
Basic EPS (in Euro) / Adj. basic EPS(1) (in Euro)	1.30	1.11	0.19	17%
Diluted EPS (in Euro) / Adj. diluted EPS(1) (in Euro)	1.29	1.11	0.18	16%

1 Refer to specific paragraph on non-GAAP financial measures

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), May 4, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the first quarter ended March 31, 2022.

Shipments(3)(4)

Shipments	For the three months ended
(units)	March 31,
	2022	2021	Change
EMEA	1,743	1,459	284	19%
Americas	658	755	(97)	(13%)
Mainland China, Hong Kong and Taiwan	285	194	91	47%
Rest of APAC	565	363	202	56%
Total Shipments	3,251	2,771	480	17%

Shipments totaled 3,251 units in Q1 2022, up 480 units or 17.3% versus the prior year.
The product portfolio in the quarter included eight internal combustion engine (ICE) models and two hybrid engine models, which represented 83% and 17% of total shipments, respectively.
Shipments during the quarter were driven by the Ferrari Roma and the SF90 family, together with the Portofino M. In the quarter, the first deliveries of the 812 Competizione commenced. The Ferrari Monza SP1 and SP2 were lower compared to the prior year and reached the end of their limited-series run. The deliveries of the 296 GTB will begin in the second quarter of 2022, as planned.
Quarterly shipments reflected the deliberate geographic allocation in response to port congestion observed in the first months of the year. As a result, EMEA(4) was up 19.5%, Americas(4) was down by 12.8%, Mainland China, Hong Kong and Taiwan recorded a robust 46.9% increase in line with the strength of the demand from Mainland China, and Rest of APAC(4) grew by 55.6%.

2    These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3     Excluding the XX Programme, racing cars, one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and the other European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia

Total net revenues

(Euro million)	For the three months ended
	March 31,
			Change
	2022	2021	at constant
			currency
Cars and spare parts(5)	1,012	855	18%	18%
Engines(6)	37	45	(18%)	(18%)
Sponsorship, commercial and brand(7)	109	91	20%	17%
Other(8)	28	20	42%	37%
Total net revenues	1,186	1,011	17%	17%

Net revenues for the first quarter of 2022 were Euro 1,186 million, up 17.3% or 16.6% at constant currency(1).
Revenues from Cars and spare parts(5) were Euro 1,012 million (up 18.3% or 17.9% at constant currency(1)), thanks to higher volume, positive product mix and pricing, together with the contribution from personalizations.
The decrease in Engines(6) revenues (Euro 37 million, down 17.8%, also at constant currency(1)) was attributable to lower shipments to Maserati, as the 2023 contract expiration gets closer.
Sponsorship, commercial and brand(7) revenues reached Euro 109 million, up 19.6% or 17.2% at constant currency(1) mainly attributable to the better prior year Formula 1 ranking and the contribution from brand-related activities, partially offset by lower sponsorship.
Other(8) revenues increased to Euro 28 million (up 42.0% or 37.1% at constant currency(1)) mainly due to other supporting activities.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a positive impact of Euro 8 million, mostly related to US Dollar and Chinese Yuan.

5     Includes net revenues generated from shipments of our cars, any personalization net revenues generated on cars, as well as sales of spare parts
6     Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
7     Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
8     Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

EBITDA(1) and EBIT

(Euro million)	For the three months ended
	March 31,
			Change
	2022	2021		at constant
				currency
EBITDA(1)	423	376	12%	12%
EBIT	307	266	15%	15%

Q1 2022 EBITDA(1) reached Euro 423 million, up 12.5% versus the prior year and with an EBITDA(1) margin of 35.6%.
Q1 2022 EBIT was Euro 307 million, increased 15.4% versus the prior year and with an EBIT margin of 25.9%.
Volume was positive (Euro 59 million), reflecting the shipments increase versus the prior year.
The positive Mix / price variance performance (Euro 13 million) was mainly driven by the richer product mix thanks to the SF90 family along with personalizations. This was partially offset by the greater weight of the Portofino M and the Ferrari Roma, as well as the reduced contribution of the Ferrari Monza SP1 and SP2 versus the prior year.
Industrial costs / research and development expenses increased (Euro 18 million) mainly due to raw material cost increase and higher depreciation and amortization.
SG&A increased Euro 14 million mainly reflecting communication and marketing activities and lifestyle events, as well as the support to the Company’s organizational development.
Other contributions were flat, reflecting the better prior year Formula 1 ranking and higher contribution from brand-related and other supporting activities, offset by lower sponsorship, reduced engine shipments to Maserati and other miscellaneous expenses.

Net financial charges in the quarter stood at Euro 8 million, broadly in line with the prior year.
The tax rate in the quarter was 20.0%, reflecting the estimate of the benefit attributable to the Patent Box, the Allowance for Corporate Equity (ACE)(9), and deductions for eligible hyper and super-depreciation of machinery and equipment.
As a result, the Net profit(1) for the period was Euro 239 million, up 16.4% versus the prior year, and the Diluted earnings per share(1) for the quarter reached Euro 1.29, compared to Euro 1.11 in Q1 2021.
Industrial free cash flow(1) for the quarter was exceptionally strong at Euro 299 million, driven by EBITDA(1) and the collection of advances on the Daytona SP3 and the 812 Competizione A, partially offset by capital expenditures(10) of Euro 132 million as well as by inventory increase driven by the projected volume growth for the year.
Net Industrial Debt(1) as of March 31, 2022 was Euro 136 million, compared to Euro 297 million as of December 31, 2021. As of March 31, 2022, total available liquidity was Euro 2,162 million (Euro 2,020 million as of December 31, 2021), including undrawn committed credit lines of Euro 668 million. During the first quarter a total value of Euro 135 million shares were repurchased(11).

9     Also known as Notional Interest Deduction - NID
10 Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases
11 Including repurchases for an amount of approx. Euro 10 million in relation to the Sell to Cover practice under the equity incentive plans

2022 guidance, subject to trading conditions unaffected by Covid-19 pandemic restrictions and based on the following assumptions:
•Carefully leveraging strong demand
•Richer model mix being more than offset by the negative impact from the Ferrari Monza SP1 and SP2 phase out
•Ferrari Daytona SP3 and Ferrari Purosangue will commence production in 2022 with deliveries starting in 2023
•Formula 1 revenues reflecting more diversified but lower sponsorship, partially offset by better prior year ranking
•Increasing depreciation and amortization in line with the start of production of new models
•Industrial free cash flow generation sustained by Daytona SP3 advances collection
•Disciplined capital expenditures to fuel long term development

(€B, unless otherwise stated)	2020A	2021A	2022 GUIDANCE
NET REVENUES	3.5	4.3	~4.8
ADJ. EBITDA (margin %)	1.14 33.0%	1.53 35.9%	1.65-1.70 34.5%-35.5%
ADJ. EBIT (margin %)	0.72 20.7%	1.08 25.2%	1.10-1.15 23%-24%
ADJ. DILUTED EPS (€)	2.88(12)	4.50	4.55-4.75(13)
INDUSTRIAL FCF	0.17	0.64	≥0.60

Q1 2022 highlights

Ferrari designs a new organizational structure to seize opportunities ahead
On January 10, 2022 Ferrari presented a new organizational structure, consistent with its strategic objectives to nurture the exclusivity of the Brand, enrich product excellence, stay true to its racing DNA and focus on the achievement of carbon neutrality by 2030. The new organizational structure will further foster innovation, optimise processes and increase collaboration both internally and with partners, broadening the leadership team through both the promotion of internal talent and a number of key strategic external hires.

Ceva Logistics – a new partner for Ferrari and its racing activities
On January 26, 2022, Ferrari N.V. announced that, starting from the 2022 Formula 1 season, Scuderia Ferrari will have a new Team Partner: CEVA Logistics. The multi-year agreement will also see CEVA involved in Ferrari’s other racing activities in GT racing and the Ferrari Challenge, with CEVA Logistics taking on the role of Official Logistics Partner for those series, as well as Official Logistics Partner to Scuderia Ferrari.

12 Net of a tax benefit, with no cash impact on 2020, from the one-off partial step-up of the trademark’s book value in accordance with the Italian tax regulations
13 Calculated using the weighted average diluted number of common shares as of December 31, 2021 (184,722 thousand)

The Ferrari Daytona SP3 awarded “Grand Prize: Most Beautiful Supercar 2022” at Paris Festival Automobile International
On January 27, 2022, the Ferrari Daytona SP3 was awarded the “Grand Prize: Most Beautiful Supercar 2022” by a panel of expert judges at the 37th Paris Festival Automobile International.

Ferrari and Qualcomm: a strategic technology partnership aimed at the future
On February 8, 2022, Ferrari N.V. announced a new and exciting partnership with the California-based company, Qualcomm Technologies Inc., which will be a Scuderia Ferrari Premium Partner through Snapdragon®. The agreement with Qualcomm Technologies will have a strong technological impact aimed at accelerating the digital transformation process for Ferrari and its road cars. Starting from the first common projects already identified, such as the digital cockpit, the two Companies will bring together ideas and expertise to explore new opportunities and a range of technological solutions.

Fall/Winter 2022-23 fashion collection
On February 27, 2022, Ferrari presented its Fall/Winter 2022-23 collection with a co-ed Women and Men's runway as part of the Milan Fashion Week calendar. Designed by Creative Director Rocco Iannone, this is the second collection of clothes and accessories of Ferrari.

Multi-year share repurchase program: completion of the fifth tranche and announcement of the sixth tranche
On March 3, 2022, Ferrari N.V. informed that it had completed on March 2, 2022 the Fifth Tranche of the multi-year share repurchase program. On the same date, the Company announced the continuation of its already disclosed multi-year share repurchase program with a Sixth Tranche of up to Euro 120 million from March 4, 2022 to no later than June 14, 2022.

Ferrari donates one million euros to support Ukrainians in need
On March 8, 2022, Ferrari donated one million Euros to support the Ukrainians in need. The funds will be channeled through the Emilia-Romagna Region that, in collaboration with the Red Cross and UNHCR, will fund international humanitarian projects supporting Ukraine as well as local initiatives focusing on the reception of refugees in the Italian region. Furthermore, given the ongoing situation Ferrari decided to suspend the shipment of vehicles to the Russian market until further notice.

Ferrari signs Memorandum of Understanding with MISE, Invitalia and the Emilia-Romagna Region
On March 22, 2022, Ferrari N.V signed a Memorandum of Understanding with the Italian Ministry of Economic Development, Invitalia and the Emilia-Romagna Region. Accordingly, the institutions involved will support Ferrari’s plan, which involves investments in technology and production, with a strong focus on innovation as well as a social and environmental commitment. The plan will significantly benefit the territory of Maranello and Modena, and will lead to the employment of 250 new hires. MISE’s contribution, could reach up to about €106 million, which will be directed towards industrial projects and research and development activities for new technologies aimed at reducing environmental impact and increasing digitalization.

Ferrari Daytona SP3 wins Red Dot: Best of the Best 2022
On March 31, 2022, Ferrari was awarded four highly prestigious prizes at the all-important Red Dot Award: Product Design awards. The Ferrari Daytona SP3 received the Red Dot: Best of the Best, while the 812 Competizione, 812 Competizione A and 296 GTB secured the Red Dot award.

Subsequent events

Dividend distribution
On April 13, 2022 the Ferrari’s Annual General Meeting of Shareholders approved, among others, a dividend in cash of Euro 1.362 per outstanding common share, totaling approximately Euro 250 million, to be paid on May 6, 2022.

296 GTS: defining the concept of driving thrills, including top down
On April 19, 2022, Ferrari unveiled the 296 GTS, the latest evolution of mid-rear-engined two-seater berlinetta spider. The 296 GTS flanks the 296 GTB in redefining the whole concept of fun behind the wheel, guaranteeing pure emotions not just when pushing the car to its limits, but also in day-to-day driving situations.

Share repurchase program
Under the common share repurchase program, from April 1, 2022 to April 29, 2022, the Company purchased a further 156,389 common shares for a total consideration of Euro 31.3 million. At April 29, 2022 the Company held in treasury an aggregate of 10,804,094 common shares. As of the same date, the Company held 4.20% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 240 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “2022 guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship, including as a result of the impact of the Covid-19 pandemic, as well as the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into our car portfolio over time and to make appealing designs for our new models; the Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which the Group operates, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its controlled growth strategy and, particularly, the Group’s ability to increase its presence in growth market countries; the Group’s low volume strategy; global economic conditions, macro events and pandemics, including the effects of the evolution of and response to the Covid-19 pandemic; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depends for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the effects of Brexit on the UK market; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; the Group’s continued compliance with customs regulations of various jurisdictions; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

(Euro million)	For the three months ended
	March 31,
	2022	2021
Capital expenditures(10)	132	151
of which capitalized development costs(14) (A)	89	85
Research and development costs expensed (B)	145	141
Total research and development (A+B)	234	226
Amortization of capitalized development costs (C)	53	48
Research and development costs as recognized in the consolidated income statement (B+C)	198	189

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

14 Capitalized as intangible assets

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

(Euro million)	For the three months ended
	March 31,
		2022
	2022	at constant
		currency
Cars and spare parts	1,012	996
Engines	37	37
Sponsorship, commercial and brand	109	106
Other	28	27
Total Net Revenues	1,186	1,166

(Euro million)	For the three months ended
March 31,
2022
EBIT	307
Currency (including hedges)	(14)
EBIT at constant currency	293

(Euro million)	For the three months ended
March 31,
2022
EBITDA	423
Currency (including hedges)	(14)
EBITDA at constant currency	409

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2022	2021	Change
Net profit	239	206	33
Income tax expense	60	51	9
Net financial expenses	8	9	(1)
Amortization and depreciation	116	110	6
EBITDA	423	376	47

(Euro million)	For the three months ended
	March 31,
	2022	2021	Change
EBITDA	423	376	47
Adjustments	-	-	-
Adjusted EBITDA	423	376	47

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2022	2021	Change
EBIT	307	266	41
Adjustments	-	-	-
Adjusted EBIT	307	266	41

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2022	2021	Change
Net profit	239	206	33
Adjustments	-	-	-
Adjusted net profit	239	206	33

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro per common share)	For the three months ended
	March 31,
	2022	2021	Change
Basic EPS	1.30	1.11	0.19
Adjustments	-	-
Adjusted basic EPS	1.30	1.11	0.19
Diluted EPS	1.29	1.11	0.18
Adjustments	-	-
Adjusted diluted EPS	1.29	1.11	0.18

Basic and diluted EPS(15)

(Euro million, unless otherwise stated)	For the three months ended
	March 31,
	2022	2021	Change
Net profit attributable to the owners of the Company	238	205	33
Weighted average number of common shares (thousand)	183,531	184,787
Basic EPS (in Euro)	1.30	1.11	0.19
Weighted average number of common shares for diluted earnings per common share (thousand)	183,780	185,087
Diluted EPS (in Euro)	1.29	1.11	0.18

15 For the three months ended March 31, 2022 and 2021 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans

Net Industrial Debt, defined as total Debt less Cash and Cash Equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Mar. 31, 2022	Dec. 31, 2021
Debt	(2,655)	(2,630)
of which leased liabilities as per IFRS 16 (simplified approach)	(59)	(56)
Cash and Cash Equivalents	1,494	1,344
Net Debt	(1,161)	(1,286)
Net Debt of Financial Services Activities	(1,025)	(989)
Net Industrial Debt	(136)	(297)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

(Euro million)	For the three months ended
	March 31,
	2022	2021
Cash flow from operating activities	415	274
Investments in property, plant and equipment and intangible assets(10)	(132)	(151)
Free Cash Flow	283	123
Free Cash Flow from Financial Services Activities	(16)	(24)
Free Cash Flow from Industrial Activities	299	147

On May 4, 2022, at 3:00 p.m. CEST, management will hold a conference call to present the Q1 2022 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.